UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING

                                            Commission File Number:  000-27020

(Check One):
[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR
      For Period Ended:   December 31, 2001


      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:  _________________________________


         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

                             -----------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                             -----------------

                      PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  DIAMOND CABLE COMMUNICATIONS LIMITED

Former Name if Applicable: _________________________

Address of Principal Executive Office (Street and Number)
DIAMOND PLAZA, DALESIDE ROAD
NOTTINGHAM NG2 3GG, ENGLAND
City, State and Zip Code


                     PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)    The reasons described in reasonable detail in Part III of
            this form could not be eliminated without unreasonable effort or expense;

[X]  (b)    The subject annual report, semi-annual report, transition
            report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]  (c)    The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.


                           PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

In accordance with SFAS No. 142, the ultimate parent company of the registrant, NTL Incorporated, is in the process of performing an exceedingly complicated and time consuming impairment analysis of its assets which is expected to result in a write-off of approximately $11.0 billion for the year ending December 31, 2001. The registrant's portion of this write-off is expected to be approximately (pound)420.0 million ($604.5m). In addition, on January 31, 2001, NTL Incorporated announced that it had appointed advisers to explore strategic and recapitalization alternatives to strengthen its balance sheet and reduce debt and put an appropriate capital structure in place for its business. NTL Incorporated is in the process of significant discussions with certain existing lenders as well as prospective financing sources with a goal of finalizing the terms of certain possible financings or refinancings that would provide for ongoing liquidity. In connection with both the impairment analysis and the recapitalization discussions, the full resources of the registrant and its auditors have been severely strained. As a result, it has not been possible to complete the necessary work in time for filing the Form 10-K by April 1, 2002 without unreasonable effort or expense.

The registrant believes that the above transactions, if completed, would materially impact its financial statements and disclosure (including the report of its independent accountants, its disclosure as to its financial condition, as well as the liquidity and capital resources).


                        PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Richard J. Lubasch                        (212)         906-8440
      (Name)                                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      [X] Yes     [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes           [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attachment.

                    DIAMOND CABLE COMMUNICATIONS LIMITED

                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002                 By:  /s/Robert MacKenzie
                                        ------------------------------
                                         Robert MacKenzie
                                         Director & Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                 ATTACHMENT

PART IV -- OTHER INFORMATION

The Registrant anticipates a significant write down of the carrying value of certain assets, including goodwill, on its books, in accordance with U.S. GAAP. The registrant anticipates an estimated net loss of (pound)476.0 million for the fourth quarter of 2001 and an estimated net loss of (pound)627.0 million for the full year 2001. This compares to a net loss of (pound)29.1 million for the fourth quarter 2000 and a net loss of (pound)212.0 million for the full year 2000.